Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 1 to Registration Statement No. 333-180481 of our report dated March 28, 2013 relating to the consolidated financial statements and consolidated financial statement schedule of Visant Corporation and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and consolidated financial statement schedule and includes an explanatory paragraph referring to the retrospective adjustments for the adoption of new guidance on the presentation of other comprehensive income) appearing in the Prospectus, which is part of such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

New York, New York

April 11, 2013